Exhibit 99.2

RICHMONT MINES INC.
MANAGEMENT’S DISCUSSION AND
ANALYSIS

2015

February 22, 2016

Table of contents

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY	3
HIGHLIGHTS	3
PRINCIPAL FINANCIAL DATA	5
2015 OPERATIONAL NEWS	5
2015 CORPORATE NEWS	6
SELECTED ANNUAL INFORMATION	7
Production	7
Revenues	8
Cost of sales[1]	9
Earnings	10
Net earnings (loss) and net earnings (loss) per share	10
NON-GAAP FINANCIAL PERFORMANCE MEASURES	10
Fiscal year net adjusted earnings (loss) and net free cash flow (non-gaap financial performance measures)	11
Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for 2015, 2014 and 2013	12
REVIEW OF OPERATING MINES	13
Island Gold Mine	13
Beaufor Mine	15
Monique Mine	16
W Zone Mine	17
Camflo Mill	17
MINERAL RESERVES AND RESOURCES	18
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	21
EXPLORATION COSTS	22
ADMINISTRATION EXPENSES	23
MINING AND INCOME TAX EXPENSE	24
SENSITIVITY ANALYSIS	24
QUARTERLY REVIEW 2015	25
REVIEW OF OPERATING AND FINANCIAL RESULTS FOR THE FOURTH QUARTER	26
QUARTERLY REVIEW 2014	28
ANNUAL REVIEW 2013 TO 2015	29
CASH POSITION	30
CAPITAL RESOURCES	30
COMMITMENTS	30
CONTRACTUAL OBLIGATIONS	31
CONTINGENCIES	32
RELATED PARTY TRANSACTIONS	32
OFF-BALANCE-SHEET TRANSACTIONS	32
2016 GUIDANCE AND OUTLOOK	32
2016 Production and capex guidance[1]	34
FINANCIAL INSTRUMENTS	35
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	35
FUTURE ACCOUNTING PRONOUNCEMENTS	38
GENERAL ANNUAL INFORMATION	38
RISK FACTORS	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A dated February 19, 2016 is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Corporation”), our strategy, our operations, our financial performance and the business environment in which we operate. The financial information presented herein is established in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted, which are the same as those used in the presentation of the financial statements for the year ended December 31, 2015. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2015. The data on production is presented in metric units, with the exception of troy ounces, the most widely used unit in the industry. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 49.

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY

Our Business: Richmont is a Canadian mining company, which has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the high-grade extension at depth of the Island Gold Mine. Processing of the ore stockpile from the closed Monique Mine is expected to be completed in the first quarter of 2016.

Vision and Strategy: Richmont has embarked on a strategic development plan to unlock significant value at its cornerstone Island Gold Mine. The accelerated development plans are driven by parallel objectives of expediting access to the high quality resource extension, de-risking and upgrading the existing inferred resource base through drilling, and expanding the mine’s resource base both laterally and at depth. By doing so, Richmont expects to achieve its vision of extending the mine life and accelerating potential production expansion and free cash flow at Island Gold, while providing shareholders with the strongest organic growth in the Corporation’s history.

Experienced Management Team: Richmont has assembled a dedicated and experienced management team that has more than 30 years of combined mining experience along with a commitment to creating value for shareholders. During 2016, the Corporation will remain focused on an aggressive, but disciplined, development strategy at the Island Gold Mine, which will position the operation for significant production growth and increasing free cash flow streams beginning in 2017.

HIGHLIGHTS

Financial

  Record annual revenues in 2015 of $143.7 million, an increase of 9% over 2014 revenues of $132.2 million. The average realized gold price in 2015 was $1,480 (US$1,157) per ounce as compared to $1,396 per ounce (US$1,264);

  In 2015, the Corporation sold 96,895 gold ounces, an increase of 3% over 2014;

  Cash costs per ounce in 2015 were $977 per ounce (US$764) and All-in sustaining costs (“AISC”) per ounce were $1,373 (US$1,074), as compared to cash costs per ounce of $956 (US$866) and AISC of $1,219 per ounce (US$1,104) in 2014. Cash costs and AISC per ounce are within guidance estimates of $935-$1,035 (US$750-$825) and $1,335-$1,490 (US$1,075-$1,190) respectively;

  The Corporation reported net earnings from continuing operations of $6.8 million or $0.12 per share in 2015, as compared to net earnings from continuing operations of $8.2 million, or $0.18 per share, in 2014;

  In 2015, the Corporation reported strong operating cash flow of $42.4 million, or $0.74 per share, an improvement of 55% over operating cash flow of $27.3 million, or $0.60 per share, in 2014. 2015 net free cash flow was ($9.7) million, or ($0.17) per share, as compared to 2014 net free cash flow of $4.2 million or $0.09 per share (please refer to Table 2);

  As at December 31, 2015 the cash balance was $61.0 million as compared to $35.3 million in 2014. Working capital was $47.3 million, as compared to $34.8 million at the end of 2014.

Operational

  At the end of 2015, the Corporation reported 5 years without a lost time accident at the Island Gold Mine and 2 years without a lost time accident at the Beaufor Mine and Camflo Mill;

  Gold production was 98,031 ounces in 2015, representing the second highest level of production in the Corporation’s history, which exceeded the higher range of the revised production guidance of between 87,000- 95,000 ounces. The increase in production is attributed to robust annual gold production of 55,040 ounces at Island Gold Mine, which represented a 30% increase over 2014 production of 42,206 ounces and 16% above 2015 guidance estimates of 45,000-50,000 ounces;

  Sustaining costs at Island Gold of $22.3 million as compared to planned sustaining costs of $19.1 million. Additional sustaining costs for the year included electrical and infrastructure upgrades of $1.7 (US$1.3 million) and the development of additional tonnes located in the Goudreau Zone, which was not considered in 2015 guidance estimates;

  In the second half of the year, the capacity of the Island Gold milling facilities was increased to the permitted average capacity of 900 tonnes per day;

  Results from the Island Gold Preliminary Economic Assessment (“PEA”) were released in October, which evaluated the most cost effective method to mine a portion of the Mineral Resources between the 450 metre and the 860 metre levels. An NI 43-101 technical report was posted on SEDAR on December 11, 2015;

  Company-wide Proven and Probable Mineral Reserves at December 31, 2015 increased by 187% to 625,550 ounces of gold, the highest level in the history of the Corporation, versus 217,950 in 2014. Reserve grade increased by 25% to 8.05 g/t as compared to 6.43 g/t in 2014;

  The Corporation also reported Measured and Indicated Resources of 1,729,300 ounces of gold grading 3.19 g/t, versus 1,894,600 ounces of gold grading 3.40 g/t as at the end of 2014.

  The Corporation released a 2016 production forecast of 87,000 to 97,000 ounces of gold at a cash cost of $930 – $1,000 per ounce (US$680 – $730) and AISC at $1,275 - $1,390 per ounce (US$935 - $1,015).

Project Development

  Development of main ramp at Island Gold reached 740 metres vertical depth at the end of 2015, subsequently completing the waste development requirements for mining of the first two mining horizons;

  The Island Gold project reported project capital expenditures of $30.9 million as compared to $24.2 million of planned expenditures. Additional project capital investments for 2015 included the expansion of the tailings dam capacity for $6.8 million (US$ 5.3 million), electrical upgrades of $3.4 million (US$2.7 million) as well as other site infrastructure upgrades;

Exploration

  Continued positive results from the surface exploration program and deep directional drilling program at Island Gold confirm the potential of this core asset. Please refer to the December 21, 2015 press release for full details.

PRINCIPAL FINANCIAL DATA

	2015	2014	2013

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,160	1,266	1,411
Average selling price (US$)	1,157	1,264	1,378
Average selling price (CAN$)	1,480	1,396	1,419
Average exchange rate (US$/CAN$)	1.2787	1.1045	1.0299
Ounces of gold sold	96,895	94,503	63,443
Average cash costs (US$/ounce)[1]	764	866	1,095
Average cash costs (CAN$/ounce)[1]	977	956	1,128

KEY FINANCIAL DATA (in thousands of $)
Revenues	143,733	132,196	90,213
Net earnings (loss) from continuing operations	6,788	8,182	(33,162
Net loss from discontinued operation	-	-	(1,098
Net earnings (loss)	6,788	8,182	(34,260
Adjusted net earnings (loss)[1]	7,602[2]	8,182	(11,041
Operating cash flow, after non-cash working capital
Adjustments	42,364	27,279	3,456
Investment in property, plant and equipment	52,098	23,052	41,888
Cash	61,028	35,273	17,551
Total assets	207,052	148,771	123,328
Non-current long-term debt	7,264	5,724	5,196
Shareholders’ equity	153,602	107,957	86,353

Proven and Probable Reserves as at December 31 (ounces)	625,550	217,950	218,150
Shares outstanding as at December 31 (thousands)	58,340	48,276	39,596

	December 31,	December 31,	December 31,
	2015	2014	2013

KEY PER SHARE DATA
US$ (NYSE Market,stock price at closing)	3.21	3.16	1.00
CAN$ (TSX, stock price at closing)	4.44	3.69	1.07
Net earnings (loss)	0.12	0.18	(0.87
Operating cash flow, after non-cash working capital		0.60	0.09
adjustments[1]	0.74
Net free cash flow[1]	(0.17)	0.09	(0.97)
NUMBER OF EMPLOYEES AS AT DECEMBER 31	435	373	442
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to IFRS. For further information, please refer to section “Non-GAAP financial performance measures” on page 10 of this MD&A.

[2]	Adjusted net earnings (loss) for 2015 exclude the $814 of changes in asset retirement obligations at closed sites.
[3]

Adjusted net earnings (loss) for 2013 exclude the $1,098 net loss from discontinuing operation of the Francoeur Mine, the write-down of the W Zone Mine of $13,472, a write-off of deferred income and mining assets of $7,484 and a write-off of financing costs of $1,165.

2015 OPERATIONAL NEWS

Preliminary Economic Assessment at Island Gold

On October 28, 2015 the Corporation announced results of a PEA for the Island Gold Mine that highlights the potential to increase production and lower all-in sustaining costs. The PEA considers a phased approach with Phase 1 evaluating a Base Case scenario of 800 tonnes per day, as well as potential 1,150 tonnes per day Expanded Case beginning in 2017. In mid-December, the Corporation filed on SEDAR a NI43-101 technical report containing details of this PEA, which supported the disclosures made at the end of October.

Extension of Beaufor mine life

In July 2015, Richmont announced a strategic plan to proceed with the development of the deeper Q Zone at the Beaufor Mine, based on a comprehensive analysis of both geological and economic factors. With this focus on development, the life of Beaufor Mine was extended by more than two years, with an annual estimated production rate of 25,000 to 30,000 ounces of gold in 2016 and 2017.

Island Gold Exploration programs

In early January 2015, Richmont provided results from its deep exploration drilling program that was announced in September 2014 to test a portion of the down plunge projection of the Island Gold deposit to the east. Highlights included intersections of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres. The Corporation subsequently announced a 23,000 metre deep directional drill program at Island Gold Mine to follow-up on these high-grade intersections to potentially expand its resources at depth below the 1,000 metre level. The Company also announced a $7.6 million exploration program in September 2015 to test the lateral extensions of the Island Gold deposit above the 860 metre level.

In the second half of December, Richmont provided an initial update on the Island Gold exploration drilling program, which confirmed the potential of the deposit laterally and at depth. For details on this update, please refer to “Exploration Costs” section of this MD&A on page 22.

2015 CORPORATE NEWS

Bought deal financing successfully completed

In February, the Corporation announced that it has closed a bought deal financing previously announced in January. The Corporation issued 9.625 million common shares at a price of $4.00 per share for aggregate gross proceeds of $38.5 million. This included the entire over-allotment option of 1.125 million common shares at a price of $4.00.

2015 Management and Board of Director changes

In February, the Corporation announced the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development.

Following the departure of Mr. Rosaire Émond, Chief Operating Officer, the Corporation announced in late February that Mr. Renaud Adams, President and CEO, would oversee the operations and the accelerated development at Richmont’s cornerstone Island Gold Mine.

In September, Richmont announced the appointment of Anne Day as Vice President, Investor Relations.

In December, Richmont announced the appointment of Mr. Christian Bourcier to the position of Vice President, Operations, effective January 11, 2016.

In December, Richmont announced that Mr. Greg Chamandy will resign as Executive Chairman of the Board effective January 1, 2016, but he will remain as a director of the Corporation and continue to be a member of the Corporation’s Technical and Corporate Responsibility Committee. Mr. René Marion was appointed as non-executive Chairman of the Board, effective January 1, 2016. The changes in Board leadership reflect the Board’s confidence and support for the Corporation’s President and CEO, Mr. Renaud Adams.

Inclusion in the S&P/TSX SmallCap Index

Richmont was included in the S&P/TSX SmallCap Index, effective after the close of trading on September 18, 2015. The S&P/TSX SmallCap Index provides an investable index for the Canadian small cap market.

SELECTED ANNUAL INFORMATION

Production

(ounces of gold)	2015	2014	2013
Island Gold	55,040	42,206	33,836
Beaufor	26,411	24,959	23,076
Monique	16,580	23,675	4,274[1]
W Zone	-	4,900	2,324[1]
Total production	98,031	95,740	63,510
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

Richmont produced 98,031 ounces of gold in 2015, which exceeded the increased annual production guidance of between 87,000 and 95,000 ounces that was announced on August 6, an increase of 2% over 2014. Island Gold Mine accounted for 56% of total 2015 production, which largely offset the decrease in production from Quebec operations. Since 2013, production has increased by 54%. This increase has primarily been driven by strong performance from the Island Gold Mine and by the contribution of the Monique Mine, which began commercial production in the fourth quarter of 2013.

Total Gold Production (ounces)

The Island Gold Mine produced a record 55,040 ounces in 2015, 16% above annual production guidance levels and 30% above the 42,206 ounces of gold produced in 2014. The increase is largely due to a 24% increase in grade to 7.31 g/t as compared to 5.91 g/t in 2014. Production for 2014 was a 25% increase over the 33,836 ounces produced in 2013, primarily due to a 29% improvement in grade to 5.91 g/t as compared to 4.57 g/t in 2013.

The Beaufor Mine produced 26,411 ounces in 2015, a 6% improvement over 2014 gold production of 24,959 ounces. The annual improvement was driven by 9% higher tonnage offset by 3% lower grade as compared to the prior year. Production for 2014 was an 8% improvement over 2013 production of 23,076 ounces. Production of 16,580 ounces at the Monique open-pit mine was 30% lower than the prior year, as the mine was depleted early in the 2015 year, at which point the operation started processing the lower grade stockpile.

Revenues

	2015	2014	2013

Revenues (in thousands of $)	143,733	132,196	90,213
Ounces of gold sold	96,895	94,503	63,443
Average selling price/ounce	1,480	1,396	1,419

Total revenues for 2015 were $143.7 million, a 9% increase over revenues of $132.2 million in 2014. The year-over-year increase was attributable to a 3% increase in the number of gold ounces sold and a 6% increase in the average realized gold price in Canadian dollars.

The 47% increase in 2014 revenues as compared to 2013 was primarily attributable to ounces produced from the Monique Mine as commercial production began in the fourth quarter of 2013 and the improved performance from the Island Gold Mine. This 49% increase in ounces of gold sold was slightly offset by a 2% decrease in the average gold price.

The following graph shows that although the gold price in US dollars declined consistently over the past three years, revenues in Canadian dollars has increased due the weakened Canadian dollar as well as increased production.

Revenue Growth 2013-2015

Cost of sales[1]

(in thousands of $)	2015	2014	2013
	$	$	$

Island Gold Mine	72,413	51,766	47,475
Beaufor Mine	28,244	25,008	26,813
Monique Mine	16,502	27,421	4,675
W Zone Mine	-	6,373	5,957
Other	1,175	1,330	912

	118,334	111,898	85,832
[1]	Includes operating costs, royalties and depreciation and depletion expenses.

Cost of sales for 2015 was $118,334, an increase of 6% over 2014, due to higher volumes of ore mined at Island Gold and Beaufor, and a higher ratio of development ore to production ore at Island Gold, which were partially offset by lower milled tonnage at Monique. Cost of sales at Island Gold was 40% higher in 2015 due to increased tonnage and the higher ratio of higher-cost development ore to production ore mined during the year. Salaries and contractor costs increased as the mine increased ore production and focused on new maintenance initiatives for equipment and electrical installations. Depreciation increased over the prior year due to a higher depreciation rate per ounce of gold and a 3% increase in ounces sold. Cost of sales at Beaufor increased mainly due to a 9% increase in tonnage over the prior year. Monique reported much lower cost of sales, as the mine was depleted early in the year and only the stockpiles were processed over the balance of the year.

Cash costs increased by 2% to $977 per ounce (US$764) in 2015 from $956 (US$866) in 2014, that include 5% higher costs at both Island Gold and Beaufor, which were partially offset by 14% lower costs at Monique and the impact of a 3% increase in ounces sold.

2014 cost of sales increased by 30% over 2013 to $111.9 million, with 87% of this increase attributable to the higher costs associated with a full year of commercial operations at the Monique Mine in 2014, versus only three months in 2013. Cost of sales at the Island Gold Mine increased 9% year-over-year, largely due to higher cost per tonne attributable to the expense associated with the scheduled installation of a new cone crusher at the end of the second quarter, and the rental of a temporary primary jaw crusher and conveyor during the fourth quarter while new crushing equipment was being installed. The Beaufor Mine contributed $25.0 million toward consolidated cost of sales, below 2013 levels due to lower tonnage mined. Operating costs at the Corporation’s Camflo Mill increased slightly as capacity utilisation was maximized with the contribution of a full year of Monique ore, and also increased marginally at the W Zone as remaining areas were mined prior to the cessation of operations at the end of the second quarter of 2014. The average cash cost of production decreased by 15% in Canadian dollars to $956 (US$866) in 2014 from $1,128 (US$1,095) in 2013, primarily driven by improved grades at all three of the Corporation’s operating mines, and the resulting higher gold sales.

Earnings

NET EARNINGS (LOSS) AND NET EARNINGS (LOSS) PER SHARE

(in thousands of $, except per share amounts)	2015	2014	2013
	$	$	$

Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Net loss from discontinued operation	-	-	(1,098)

Net earnings (loss)	6,788	8,182	(34,260)

Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Basic net earnings (loss)	0.12	0.18	(0.87)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Diluted net earnings (loss)	0.12	0.18	(0.87)

The Corporation generated net earnings of $6.8 million, or $0.12 per share for the fiscal year 2015, a decrease over net earnings of $8.2 million or $0.18 per share in 2014, due to higher exploration expenditures at Island Gold and higher administration costs as compared to 2014.

The 2013 net loss of ($34.3) million included a ($1.1) million loss from discontinued operations and charges totaling $22.1 million stemming from a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt-financing agreement. (Refer to the table above “Net earnings (loss) and net earnings (loss) per share” and Table “Fiscal year net adjusted earnings (loss) and net free cash flow (non-GAAP financial performance measures” on page 10 for details.)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are Non-Generally Accepted Accounting Principles (GAAP) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted net earnings (loss) and adjusted net earnings (loss) per share are measures that management uses to assess the operating performance of the Corporation without the impact of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of its business performance. The 2015 adjusted net earnings exclude changes in asset retirement obligations at closed sites. The 2013 adjusted net loss excludes a small loss from the discontinued Francoeur Mine operations, a non-cash write-down on the W Zone following a reduction in its reserve base, a write-off of the financing costs associated with the termination of a debt-financing agreement, and a write-off of deferred income and mining tax assets recorded in 2013. (Refer to Table 2).

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after working capital changes, less investments in property, plant and equipment. (Refer to Table “Fiscal year net adjusted earnings (loss) and net free cash flow (non-GAAP financial performance measures”)).

Cash cost is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures and exploration and project evaluation costs. (Refer to Table ”Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for 2015, 2014 and 2013”).

All-in sustaining costs or “AISC” is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash cost measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation. (Refer to Table 3).

The following table is a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) on a consolidated basis, and operating cash flows to net free cash flow on a consolidated basis:

FISCAL YEAR NET ADJUSTED EARNINGS (LOSS) AND NET FREE CASH FLOW (NON-GAAP FINANCIAL PERFORMANCE MEASURES)

(in thousands of $, except per share amounts)	2015	2014	2013
	$	$	$

Adjusted net earnings (loss)
Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Adjustments, net of taxes:
Changes in asset retirement obligations at closed sites	814	-	-
Write-off of Deferred Income & Mining Tax assets	-	-	7,484
Write-down of W Zone Mine assets	-	-	13,472
Write-off of financing costs related to debt financing	-	-	1,165

Adjusted net earnings (loss)	7,602	8,182	(11,041)

Basic weighted average number of shares outstanding (thousands)	56,936	45,261	39,594

Adjusted net earnings (loss) – per share	0.13	0.18	(0.28)

Net free cash flow

Operating cash flows	42,365	27,279	3,456
Less: investments in property, plant and equipment	52,098	23,052	41,888

Net free cash flow	(9,733	4,227	(38,432)

Net free cash flow – per share	(0.17	0.09	(0.97)

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD

FOR 2015, 2014 AND 2013

2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	52,363	26,875	17,657	-	96,895
Cost of sales	72,413	29,419	16,502	-	118,334
Depreciation and depletion	(18,291)	(2,675)	(2,696)	-	(23,662)
Cost of sales, excluding depreciation expense	54,122	26,744	13,806	-	94,672
Cash cost ($/ounce)	1,034	995	782	-	977
Sustaining costs	22,330	5,942	277	106	28,655
Corporate general and administrative costs	-	-	-	9,809	9,809
All-in sustaining costs	76,452	32,686	14,083	9,915	133,136

All-in sustaining costs ($/ounce)	1,460	1,216	798	102	1,373

2014	Island Gold	Beaufor	Monique	W Zone	Corporate	Total RIC
(in thousands of $, except per
share amounts)
Gold sold (ounces)	42,078	24,006	23,490	4,929	-	94,503
Cost of sales	51,766	26,338	27,421	6,373	-	111,898
Depreciation and depletion	(10,429)	(3,637)	(6,031)	(1,481)	-	(21,578)
Cost of sales, excluding
depreciation expense	41,337	22,701	21,390	4,892	-	90,320
Cash cost ($/ounce)	982	946	910	992	-	956
Sustaining costs	14,110	1,880	1,119	88	-	17,197
Corporate general and
administrative costs	-	-	-	-	7,627	7,627
All-in sustaining costs	55,447	24,581	22,509	4,980	7,627	115,144

All-in sustaining costs ($/ounce)	1,317	1,024	958	1,010	81	1,219

2013	Island Gold	Beaufor	Monique	W Zone	Corporate	Total RIC
(in thousands of $, except per
share amounts)
Gold sold (ounces)	35,113	23,028	2,976	2,326	-	63,443
Cost of sales	47,475	27,725	4,675	5,957	-	85,832
Depreciation and depletion	(7,992)	(2,800)	(837)	(2,605)	-	(14,234)
Cost of sales, excluding
depreciation expense	39,483	24,925	3,838	3,352	-	71,598
Cash cost ($/ounce)	1,124	1,082	1,290	1,441	-	1,128
Sustaining costs	13,034	2,392	3,016	1,209	837	20,488
Corporate general and
administrative costs	-	-	-	-	7,514	7,514
All-in sustaining costs	52,517	27,317	6,854	4,561	8,351	99,600

All-in sustaining costs ($/ounce)	1,495	1,186	2,304	1,961	132	1,569

REVIEW OF OPERATING MINES

Island Gold Mine

	2015	2014	2013

Total tonnes of Ore and waste mined	535,601	453,243	484,992

Gold Produced
Tonnes	242,137	230,828	239,766
Head grade (g/t)	7.31	5.91	4.57
Gold recovery (%)	96.8	96.3	96.1
Ounces produced	55,040	42,206	33,836

Gold Sold
Ounces sold	52,363	42,078	35,113
Average selling price	1,481	1,398	1,434
Cash cost per ounce	1,034	982	1,124
AISC per ounce	1,460	1,317	1,495

Average selling price (US$)	1,158	1,266	1,392
Cash cost per ounce (US$)	808	889	1,092
AISC per ounce (US$)	1,141	1,192	1,452

Sustaining costs	22,330	14,110	13,034
Project and non-sustaining exploration costs	35,494	12,538	20,909

In 2015, production from Island Gold Mine was a record 55,040 ounces of gold (52,363 ounces sold) for the year, 16% above annual production guidance levels. Production was 30% higher than in 2014, largely due to higher grades attributable to mining in high-grade stopes in the near-surface Goudreau Zone and high-grade ore from the new resources below the 500 metre level.

Various improvement initiatives undertaken during the year helped the Island Gold Mine achieve an 18% increase in total ore and waste mined during 2015 as compared to the prior year. Development ore increased by 79%, increasing the development ore to total ore ratio to almost 50%. The amount of development ore is expected to decrease in future years, which should correspondingly reduce costs. Waste mined increased to 294,895 tonnes, which is a 26% increase over the 233,867 tonnes mined in 2014, in line with the Corporation’s plan of accelerating development at Island Gold. Mining activities increasingly transitioned to the lower mine levels below the 500 metre level.

Island Gold Mine Tonnes versus Grade

Stoped ore of 119,478 tonnes accounted for about 50% of the total ore mined, and returned positive reconciliations of 5% on tonnage and 10% on grade, with a 15% gain in ounces over the resource model. Development ore, which accounted for the remaining 50% of ore mined, returned a 10% loss in tonnage and 9% gain in grade, with a net 2% loss in ounces as compared to the resource model. Overall reconciliation showed a 6% gain in ounces for the year.

During the year, the Corporation strategically leveraged the devalued Canadian dollar, to invest in accelerated development at the Island Gold Mine. With a seven-year mine life based on reserves, the Corporation has pre-developed more than three years of production life.

Cash costs per ounce sold increased to $1,034 from $982 in 2014. In US dollars terms, cash costs per ounce however decreased from US$889 to US$808, due to the weakened Canadian dollar during the year. Higher costs in Canadian dollars resulted from mining more expensive development ore as compared to 2014, partially offset by higher grades. Cash costs at Island Gold in 2014 decreased by $124 per ounce from $1,124 in 2013 driven by the higher recovered grades.

AlSC per ounce of $1,460 was higher than AISC of $1,317 in 2014 due to higher sustaining costs during the year. AISC for 2015 included $22.3 million of sustaining costs, as the mine spent $10.3 million on buildings, equipment, ventilation, electrical upgrades and tailings expansion, $9.1 million on extension of the East ramp and $2.9 million on exploration and delineation drilling. Sustaining costs in 2014 were $14.1 million. In US dollar terms, AISC for 2015 decreased to US$1,141 per ounce from US$1,192 in 2014.

52,363 ounces of gold were sold during the year at an average realized gold price of $1,481 per ounce (US$1,158) generating revenues of $77.6 million, an increase of 32%, as compared to 42,078 ounces sold in 2014 at an average realized gold price of $1,398 per ounce (US$1,266) that generated $58.8 million in revenues. In 2013, 35,113 ounces of gold were sold at an average realized gold price of $1,434 (US$1,392) per ounce with $50.4 million in sales.

As of December 31, 2015, the Island Gold Mine had Proven and Probable reserves of 561,700 ounces of gold, as compared to 183,750 ounces of gold at the end of 2014, an increase of 206% (net of depletion).

ISLAND GOLD MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Proven & Probable Reserves[2]	2,115,500	8.26	561,700	895,000	6.39	183,750
Measured & Indicated Resources	348,500	6.40	71,700	733,500	9.29	219,050
Inferred Resources	2,815,000	8.49	768,050	3,547,500	8.79	1,002,750
1 Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 19 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2 In 2015, based on a gold price of US$1,080/ounce and an exchange rate of CAN$1.2037 = US$1.00 (in 2014, a gold price of US$1,200/ounce and an exchange rate of CAN$1.0833 = US$1.00 were used).

Beaufor Mine

	2015	2014	2013

Gold Produced
Tonnes	125,447	115,573	124,570
Head grade (g/t)	6.64	6.86	5.89
Gold recovery (%)	98.6	97.9	97.8
Ounces produced	26,411	24,959	23,076

Gold Sold
Ounces sold	26,875	24,006	23,028
Average selling price	1,474	1,399	1,417
Cash cost per ounce	995	946	1,082
AISC per ounce	1,216	1,024	1,186

Average selling price (US$)	1,153	1,267	1,376
Cash cost per ounce (US$)	778	856	1,051
AISC per ounce (US$)	951	927	1,152

Sustaining costs	5,942	1,880	2,392
Project and non-sustaining exploration costs	340	1,733	1,929

At Beaufor, a 9% increase in tonnage milled was offset by slightly lower grades as compared to 2014, resulting in gold production of 26,411 ounces, 6% higher than gold production in the prior year and in line with increased guidance. Production for the year also included 1,934 ounces that were derived from the milling of accumulated slag at the Camflo Mill. Grade was lower, as the mine focused on advancing development to access additional mining horizons in M Zone and create infrastructure to mine Q Zone in 2016.

Milled tonnage in 2014 was 115,573 at an average grade of 6.86 g/t, resulting in gold production of 24,959 ounces. Implementation of a more selective mining approach resulted in 7% lower tonnage as compared to 2013, but 16% higher average grade resulting in an 8% improved gold production as compared to 2013.

The following graph shows comparative operational performance of Beaufor Mine for past three years.

Beaufor Mine Tonnes versus Grade

Cash costs per ounce at Beaufor increased by 5% to $995 per ounce, from $946 per ounce in 2014 due to higher tonnage and waste development and lower average grades. Milling costs allocated from Camflo were higher than 2014 as Camflo processed fewer tonnes in 2015. In US dollars, cash costs per ounce decreased from US$856 to US$778, due to the weakening of Canadian dollar during the year. In 2013, cash cost per ounce was $1,082 (US$1,051), which was primarily due to lower grade.

AISC per ounce in 2015 increased by 19% to $1,216 (US$951) from $1,024 (US$927) in the prior year due to higher sustaining exploration costs, higher sustaining capital for Q Zone development and higher capital at the Camflo Mill, which are recorded within the Beaufor Mine AISC per ounce.

Annual gold sales at Beaufor totalled $39.6 million, 18% higher than 2014 sales of $33.6 million. 26,875 ounces were sold at an average gold price of $1,474 per ounce as compared to 24,006 ounces sold in 2014 at average gold price of $1,399. Annual gold sales in 2013 totaled $32.6 million as 23,028 ounces were sold at an average gold price of $1,417.

Proven and Probable reserves as of December 31, 2015 were 63,850 ounces of gold, a 95% increase (net of depletion) as compared to 32,750 ounces of gold at the end of 2014.

BEAUFOR MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Proven & Probable Reserves[2]	302,100	6.57	63,850	144,500	7.06	32,750
Measured & Indicated Resources	843,000	6.34	171,900	917,000	6.44	189,850
Inferred Resources	135,000	6.44	28,000	743,000	6.51	155,600
1 Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 19 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2 In 2015, based on a gold price of US$1,080/ounce and an exchange rate of CAN$1.2037 = US$1.00 (in 2014, a gold price of US$1,200/ounce and an exchange rate of CAN$1.0833 = US$1.00 were used).

Monique Mine

	2015	2014	2013[1]

Gold Produced
Tonnes	224,673	283,009	60,536
Head grade (g/t)	2.37	2.71	2.35
Gold recovery (%)	96.7	96.0	93.6
Ounces produced	16,580	23,675	4,274

Gold Sold
Ounces sold	17,657	23,490	2,976
Average selling price	1,486	1,387	1,328
Cash cost per ounce	782	910	1,290
AISC per ounce	798	958	2,304

Average selling price (US$)	1,162	1,256	1,265
Cash cost per ounce (US$)	612	824	1,230
AISC per ounce (US$)	625	867	2,196

Sustaining costs	277	1,119	3,016
Project and non-sustaining exploration costs	-	2	221
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

Mining activities at the Monique open-pit ceased at the end of January 2015 as the mine was fully depleted and a low-grade stockpile, at an average grade of 2.37 g/t, was established for future processing. The majority of the stockpile was processed over the balance of the year, with approximately 16,000 tonnes remaining that will be processed in the first quarter of 2016. Total tonnes milled in 2015 were 21% lower as compared to prior year’s tonnage of 283,009. Consequently, gold production of 16,580 ounces in 2015 was 30% lower than 23,675 ounces produced in 2014.

In 2014, 283,009 tonnes of ore were milled at an average grade of 2.71 g/t, resulting in annual gold production of 23,675 ounces. This was significantly higher than 60,536 tonnes processed in 2013 at an average grade of 2.35 g/t, as commercial production at Monique Mine began on October 1, 2013.

Cash costs and AISC per ounce were $782 (US$612) and $798 (US$625) respectively, lower than cash costs and AISC for 2014 of $910 per ounce (US$824) and $958 (US$867) respectively, as production was ramped up throughout 2014 following the commencement of commercial production in 2013. Non-cash charges of $250 per ounce were included in 2015 cash costs and AISC, relating to mining costs incurred and paid for in 2014, but which were accounted for when the resulting ounces were sold.

During the first three months of commercial production in 2013, cash costs and AISC were high as production was being ramped up and were $1,290 per ounce (US$1,230) and $2,304 (US$2,196) respectively.

W Zone Mine

	2015	2014	2013[1]

Gold Produced
Tonnes	-	36,789	23,185
Head grade (g/t)	-	4.25	3.28
Gold recovery (%)	-	97.5	95.1
Ounces produced	-	4,900	2,324

Gold Sold
Ounces sold	-	4,929	2,326
Average selling price	-	1,405	1,328
Cash cost per ounce	-	992	1,441
AISC per ounce	-	1,010	1,961

Average selling price (US$)	-	1,272	1,265
Cash cost per ounce (US$)	-	899	1,373
AISC per ounce (US$)	-	915	1,869

Sustaining costs	-	88	1,209
Project and non-sustaining exploration costs	-	-	-
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

There was no gold production from W Zone Mine in 2015, as the operations were closed in the second quarter of 2014.

Camflo Mill

The Camflo Mill processed a total of 350,120 tonnes from Richmont’s Quebec operations during the year, a decrease of approximately 20% over 435,371 tonnes processed in 2014. This decrease was largely attributable to reduced tonnage from Monique Mine during the year and from the closing of the W Zone in 2014.

In 2015, Camflo custom milled 55,337 tonnes of ore from local mining companies in the Abitibi region, to utilize the excess milling capacity.

The Camflo Mill processed 37% more tonnes in 2014 as compared to 317,038 tonnes processed in 2013. This increase was attributable to the contribution of a full year of commercial production from the Monique Mine in 2014, versus only three months in 2013.

In 2016, the Corporation anticipates a decrease in the tonnes processed, as processing of the Monique stockpile will be completed in the first quarter. The Corporation will pursue and evaluate opportunities to fully utilize excess capacity and currently has custom milling contracts with local mining companies to process approximately 55,000 tonnes in the first half of the year.

MINERAL RESERVES AND RESOURCES

The Corporation’s announced an increase in its Mineral Reserves and Mineral Resources on February 9, 2016. These calculations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President Exploration of Richmont, who is a Qualified Person as defined by National Instrument 43-101. Roscoe Postle Associates Inc. (RPA) were retained to review and audit the Island Gold Mineral Reserves and Resources.

Total proven and probable reserves increased by 187% or 407,600 ounces (net of depletion) to 625,550 ounces at the end of 2015. The Island Gold Reserves increased by 206% (net of depletion)resulting largely from the success of the Corporation’s delineation drilling program at Island Gold, where nearly 80% of the Resources from the Lower C Zone, which were included in the 2015 PEA, were converted to Reserves. At the Beaufor Mine, Reserves increased by 95% (net of depletion) primarily in the Q Zone. Based on the current operating capacities, the mine life of Island Gold and Beaufor have been increased to more than 7 years and 2 years respectively.

Richmont Mines 2015 Mineral Reserve and Resource Estimates[1]
	December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Island Gold Mine
Proven Reserves[2] (above -400m)	97,000	7.00	21,800	173,000	6.25	34,700
Probable Reserves[2] (above -400m)	248,000	6.88	54,900	290,500	5.91	55,300
Total Proven & Probable (above -400m)	345,000	6.91	76,700	463,500	6.04	90,000
Proven Reserves[2] (below -400m)	266,500	7.72	66,100	86,000	6.57	18,150
Probable Reserves[2] (below -400m)	1,504,000	8.66	418,900	345,500	6.81	75,600
Total Proven & Probable (below -400m)	1,770,500	8.52	485,000	431,500	6.76	93,750
Total Proven & Probable Reserves[2]	2,115,500	8.26	561,700	895,000	6.39	183,750
Measured Resources (above -400m)	7,500	5.80	1,350	26,000	5.30	4,400
Indicated Resources (above -400m)	235,500	6.96	52,700	269,500	6.98	60,450
Indicated Resources[3] (below -400m)	105,500	5.20	17,650	438,000	10.95	154,200
Total Measured & Indicated Resources	348,500	6.40	71,700	733,500	9.29	219,050
Inferred Resources (above -400m)	412,500	7.44	98,700	369,500	6.97	82,800
Inferred Resources[3] (below -400m)	2,402,500	8.67	669,350	3,178,000	9.00	919,950
Total Inferred Resources	2,815,000	8.49	768,050	3,547,500	8.79	1,002,750
Beaufor Mine[4]
Proven Reserves[2]	35,600	7.31	8,350	53,000	7.13	12,100
Probable Reserves[2]	266,500	6.48	55,500	91,500	7.02	20,650
Total Proven and Probable Reserves	302,100	6.57	63,850	144,500	7.06	32,750
Measured Resources	109,000	5.32	18,600	111,500	5.30	19,000
Indicated Resources	734,000	6.50	153,300	805,500	6.60	170,850
Total Measured & Indicated Resources	843,000	6.34	171,900	917,000	6.44	189,850
Total Inferred Resources	135,000	6.44	28,000	743,000	6.51	155,600
Monique Mine[5]
Proven Reserves[2]
Probable Reserves[2]				14,500	3.16	1,450
Total Proven & Probable Reserves[2]				14,500	3.16	1,450
Total Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850
Wasamac Gold Property[6]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Total Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400
Francoeur Gold Property6, 7
Measured Resources	40,000	5.89	7,600	40,000	5.89	7,600
Indicated Resources	280,000	6.55	59,000	280,000	6.55	59,000
Total Measured & Indicated Resources	320,000	6.47	66,600	320,000	6.47	66,600
Total Inferred Resources	18,000	7.17	4,150	18,000	7.17	4,150
Total Reserves and Resources
Proven & Probable Reserves	2,417,600	8.05	625,550	1,054,000	6.43	217,950
Measured & Indicated Resources	16,870,500	3.19	1,729,300	17,329,500	3.40	1,894,600
Inferred Resources	21,727,000	3.44	2,405,600	23,067,500	3.73	2,767,900
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2015, based on a gold price of CAD$1,300 per ounce and an exchange rate of CAD$1.2037 = US$1.00. (In 2014: gold price of CAD$1,300 per ounce and CAD$1.0833 = US$1.00).
[3]	Underground Resources established for the C Zone and six other lateral zones below a vertical depth of -400 metres.
[4]	W Zone and 350 Zone Mineral Reserves and Mineral Resources are included with the Beaufor Mine as at December 31, 2015 and 2014.
[5]	Monique Mineral Reserves are open-pit, and Mineral Resources are located underground directly below the open-pit.
[6]	Underground Mineral Resources established as of December 31, 2012.
[7]	Francoeur Mine closed in November 2012.

The Corporation completed its 2015 year-end Mineral Reserve and Mineral Resource estimates for Island Gold and Beaufor internally. Roscoe Postle Associates Inc. (RPA) were retained to review and audit the Island Gold Mineral Reserve and Resource estimates.

For 2015, Mineral Reserve and Mineral Resource estimates, Richmont used a metal price of CAD$1,300 per ounce of gold and a foreign exchange ratio of 1.2037 Canadian dollars per 1.00 U.S. dollar. The cut-off grade has increased from 3.75 g/t gold to 4.00 g/t gold at the Island Gold Mine and decreased from 5.14-6.60 g/t gold to 4.31-6.04 g/t gold at the Beaufor Mine. Dilution estimates for Island Gold increased from 18% to 19% and the minimum mining widths at Beaufor decreased from 2.4 metres to 1.9 metres for the Room and Pillar stopes and from 3.0 metres to 2.4 metres for the long hole stopes.

Mineral Reserves and Mineral Resources for the Island Gold Mine were estimated using a block modelling approach with ordinary kriging interpolation. Kriging parameters are similar to last year and the density used to calculate tonnage varies from 2.80 to 2.82.

In 2016 the Corporation will be focused on converting the remaining PEA resources at Island Gold and completing the ongoing 2015 exploration programs with a view to adding near-mine resources to the east and west of the PEA deposit area and confirming the high grade extension at depth.

DEFINITION OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2015	2014	2013
	$	$	$

Island Gold Mine	48,938	20,168	27,770
Beaufor Mine	1,390	1,623	980
W Zone Mine	-	234	3,779
Monique Mine	-	21	8,358
Other	1,770	1,006	1,001

	52,098	23,052	41,888

As part of its strategy of accelerated development and potential production expansion at Island Gold Mine, the Corporation invested $48.9 million in 2015. This included $7.8 million for extending the main ramp to a depth of 740 metres, $8.5 million for a secondary eastern ramp to a depth of 500 metres and $4.8 million for an exploration drift that extends to the east by approximately 440 metres. A $2.8 million delineation drilling program of 50,089 metres was also completed in 2015. Other significant infrastructure upgrades included $8.7 million for the tailings dam expansion, $5.0 million for electrical upgrades and $1.6 million for bunkhouse buildings.

Richmont invested $23.1 million in its assets in 2014, a decrease from the $41.9 million in 2013. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

EXPLORATION COSTS

(in thousands of $)	2015	2014	2013
	$	$	$

Exploration costs – Mines
Island Gold	4,600	771	4,532
Beaufor	2,679	1,733	1,929

	7,279	2,504	6,461

Exploration costs - Other properties
Wasamac	94	169	1,102
Monique	-	2	221
Other	32	154	347
Project evaluation	521	357	474

Exploration and project evaluation before
depreciation and exploration tax credits	7,926	3,186	8,605

Depreciation	41	71	229
Exploration tax credits	(532)	515	(959)

	7,435	3,772	7,875

Island Gold Mine

Exploration costs at Island Gold in 2015 increased to $4.6 million from $0.8 million in 2014 as a result of increased exploration drilling during the year, which included two drilling programs that were initiated in the latter part of the year. The objective of the first drilling program (63,500 metres) was to test the east and west extensions of the Island Gold deposit from surface and underground along strike as well as new deposits within the regional Goudreau shear Zone. The second is a deep directional drilling program (23,000 metres) to test the potential for higher grade resources at depth below the 1,000 metre level. The entire drilling program is expected to be complete by the end of April 2016.

Highlights from the drilling to date include:

Near-Mine Lateral Exploration:

Approximately 19,348 metres of a planned 36,000 metres (5,000 metres from the 450 metre level and 31,000 metres from the 620 metre level) have been completed to date. The drilling is focused on east-west targets that are contiguous to the main deposit area considered in the PEA.

Deep Directional Drilling:

The objective of the deep drilling program is to test the deposit at depth and to increase confidence in the vertical extension of the deposit for potential resource growth. To date, approximately 6,272 metres (4 holes) of the planned 23,000 metres of drilling have been completed, including 3 pilot holes and 1 exploration hole.

Eastern Lateral Exploration:

Drilling results to date from exploration drilling program to the east of the main deposit area successfully demonstrated the potential to increase the resource inventory to the east of the mine.

Approximately 6,500 metres of a planned 12,000 metres (7,000 metres from surface and 5,000 metres from the 340 metre level) have been completed to date with results indicating potential extension of the system to the east, including a new area of interest located approximately 600 metres to the east of the main deposit, below and to the east of the Goudreau Zone.

Western Lateral Exploration:

Drilling results to date from the west of the main deposit area provided additional confidence in the potential extension of the mineralized system. Drilling has been suspended in this area and is expected to resume in 2016.

Approximately 5,900 metres of a planned 8,000 metres (2,500 metres from surface and 5,500 metres from the 190 metre level) have been completed to date and results show potential extensions of the known deposit.

Regional Surface Exploration:

A 7,500 metre regional exploration program that was previously announced to test the east and west regional extensions of the Island Gold deposit along strike as well as for new deposits within the Goudreau shear zone is expected to be launched in early 2016.

For full details, please refer to the December 21, 2015 press release entitled “Richmont Mines Provides Exploration Update for Island Gold”.

Beaufor Mine

The Corporation spent $2.7 million on exploration at the Beaufor Mine as compared to $1.7 million in 2014 primarily due to the increased exploration drilling to complete the evaluation of the deeper Q Zone. A total of 44,070 metres of exploration drilling was completed during the year as compared to 25,215 metres in the prior year.

ADMINISTRATION EXPENSES

(in thousands of $)	2015	2014	2013
	$	$	$

Salaries, directors’ fees and related benefits	3,678	2,484	3,320
Severance compensation to Executives and other employees	902	1,269	269
Stock-based compensation	2,081	1,506	1,887
Consultants	1,203	851	1,176
Depreciation	151	158	211
Other administration expenses	1,794	1,359	651

	9,809	7,627	7,514

Administration expenses totaled $9.8 million in 2015 versus $7.6 million in 2014. This represented a $2.2 million increase over 2014, reflecting higher salaries attributable to the greater number of employees, and higher levels of share-based compensation and consultant-related costs in the current period.

Administration expenses totaled $7.6 million in 2014 versus $7.5 million in 2013. However, excluding severance payments in both periods, administration expenses in 2014 were 12% below the 2013 levels. The total cost in 2014 reflects lower levels of salaries and related benefits stemming from the decrease in the number of administrative employees, the effects of which were offset by higher severance compensation following the departure of the President and CEO in early July, and departure of the CFO in September.

MINING AND INCOME TAX EXPENSE

(in thousands of $)	2015	2014	2013
	$	$	$

Current taxes	1,698	78	785
Deferred taxes	99	427	7,209

	1,797	505	7,994

For the fiscal year 2015, the mining and income tax expense was $1.8 million, which includes $1.0 million of federal income taxes payable and $0.8 million of mining taxes payable.

For the fiscal year 2014, mining and income taxes totaled $0.5 million. This amount primarily includes $2.3 million of mining and income tax, or 27% of the pre-tax income of $8.7 million, offset by a $1.2 million credit on mining duties from previous years, and the $0.3 million reversal of a 2010 charge that no longer has to be paid by the Corporation.

For the fiscal year 2013, mining and income taxes totaled $8.0 million, including a write-off of $7.5 million of deferred income and mining tax assets. Incorporated in the charge is $0.5 million for current tax expense and a similar amount booked against exploration expense.

SENSITIVITY ANALYSIS

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2015 net earnings, all other variables being constant.

Sensitivity Analysis

Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (US$)	+/- 10% per ounce	+/- 10,367
Exchange rate (US$/CAN$)	+/- 17% (US$/CAN$)	+/- 17,544

QUARTERLY REVIEW 2015

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2015

PRINCIPAL FINANCIAL DATA
Revenues	37,210	40,552	34,107	31,864	143,733
Cost of sales[1]	29,432	33,892	27,756	27,254	118,334
Exploration and project evaluation	1,064	1,074	1,252	4,045	7,435
Administration	2,044	2,069	1,957	3,739	9,809
Loss (gain) on disposal of long term assets	(78)	(34)	2	8	(102)
Other expenses (revenues)[2]	(6)	(9)	(226)	618	377
Financial expenses[3]	22	21	19	20	82
Financial revenues[4]	(239)	(111)	(247)	(190)	(787)
Mining and income taxes	339	738	288	432	1,797

Net earnings (loss)	4,632	2,912	3,306	(4,062)	6,788

Cash flows from operating activities	9,130	14,677	11,742	6,815	42,364
Investments in property, plant and equipment	9,225	7,304	12,802	22,767	52,098

KEY PER-SHARE DATA
Net earnings (loss)
basic (CAN$)	0.08	0.05	0.06	(0.07)	0.12
diluted (CAN$)	0.07	0.05	0.06	(0.07)	0.11

Basic weighted average number of common
shares outstanding (thousands)	53,543	57,964	58,032	58,142	56,936

OUNCES OF GOLD SOLD
Island Gold Mine	8,923	15,703	14,233	13,504	52,363
Beaufor Mine	8,831	6,888	5,919	5,237	26,875
Monique Mine	7,037	4,975	2,810	2,835	17,657
Total	24,791	27,566	22,962	21,576	96,895

KEY PER-OUNCE OF GOLD DATA
Average selling price (CAN$)	1,496	1,468	1,482	1,474	1,480
Exchange rate	1.2412	1.2297	1.3089	1.3354	1.2787[5]
Average selling price (US$)	1,205	1,194	1,132	1,104	1,157
Cash cost (US$)
Island Gold Mine	1,139	776	680	768	808
Beaufor Mine	730	864	744	812	778
Monique Mine	420	743	768	731	612
Weighted average	789	792	707	774	764

Sustaining costs (US$)	222	268	294	473	310

AISC (US$)	1,011	1,060	1,001	1,247	1,074

Cash cost (CAN$)	979	974	926	1,034	977
Sustaining costs (CAN$)	276	330	385	632	396

AISC (CAN$)	1,255	1,304	1,311	1,666	1,373
[1]	Cost of sales includes operating costs, royalties, and depreciation and depletion.
[2]	Other expenses (revenues) include changes in asset retirement obligations at closed sites.
[3]	Financial expenses include interest expenses and accretion expense of asset retirement obligation
[4]	Financial revenues include interest income, and foreign exchange gains and losses.
[5]	2015 average exchange rate.

REVIEW OF OPERATING AND FINANCIAL RESULTS FOR THE FOURTH QUARTER

Gold production in the fourth quarter was 22,380 ounces, largely in line with the 22,931 ounces produced in the same quarter of last year. Solid production numbers at Island Gold Mine helped the Corporation exceed its annual production guidance and offset the loss of ounces at the Monique Mine.

The following graph shows a comparison of each operation for the quarter ended December 2015 versus the same quarter in 2014.

Quarterly Gold Production

Higher production of 14,203 ounces at Island Gold in the fourth quarter of 2015 as compared to 8,974 ounces in same quarter of 2014 resulted from ongoing operational efficiency initiatives and higher realized grades. Fourth quarter production at Island Gold include a three-week mine shutdown and a two-week mill shutdown for scheduled maintenance. Tonnes milled in the fourth quarter increased by 29% as compared to the same quarter in the prior year. Milled grade increased by 21% over the fourth quarter in 2014 as higher-grade material was mined from below the 500 metre level.

Gold production at Beaufor Mine was 5,652 ounces, 15% lower as compared to same quarter in the prior year resulting from lower tonnage and lower grades mined during the quarter.

The low-grade Monique stockpile was processed throughout the quarter, and produced 2,525 ounces of gold, which was 66% lower than production of 7,324 ounces in the fourth quarter in 2014 when the mine was in full operation.

Sites operating performance – Q4 2015 vs Q4 2014

Revenues for the fourth quarter were $31.9 million, an increase of 8% over $29.6 million reported in the same quarter in 2014. A total of 21,576 ounces of gold were sold during the quarter at an average realized gold price of $1,474 per ounce (US$1,104) as compared to 21,666 ounces sold in the fourth quarter of 2014 at an average realized gold price of $1,361 per ounce (US$1,198).

Cost of sales, including depreciation and depletion, was $27.3 million in the fourth quarter versus $25.1 million in the fourth quarter of 2014. This resulted from higher costs at Island Gold attributable to higher tonnage and high-cost development ore processed during the quarter. Depreciation at Island Gold was higher due to 49% more ounces sold and a 66% higher rate of depreciation per ounce.

Cash costs per ounce on a consolidated basis increased to $1,034 (US$774) in the fourth quarter, from $981 (US$864) in the same quarter of the prior year.

AISC per ounce for the Corporation was $1,666 per ounce (US$1,247) for the quarter, as compared to $1,420 (US$1,251) in the same quarter of 2014. Higher AISC for the quarter were related to higher sustaining costs at the Beaufor Mine and higher cash costs at the Monique and Beaufor mines.

Exploration and project evaluation costs were $4.0 million as compared to $2.5 million in the same quarter of 2014. These costs were higher primarily at Island Gold Mine ($2.8 million versus $0.4 million in Q4 2014), in line with the exploration programs announced earlier in 2015.

Administration costs for Q4 2015 of $3.7 million were higher than the $1.9 million in the comparable period of 2014, resulting from higher salaries and related benefits stemming from the increase in the number of administrative employees and a severance compensation for a board member recorded during the quarter.

Higher cost of sales, exploration and administration costs more than offset the impact of higher revenues resulting in a net loss of ($4.1) million, or ($0.07), per share during the quarter compared to net earnings of $1.0 million, or $0.02 per share, in Q4 2014.

Capital expenditure for Q4 2015 was $22.8 million, is significantly higher than Q4 2014 capital expenditure of $6.5 million as investments at Island Gold Mine were at the highest levels during the fourth quarter of the year due to timing of expenses on tailings dam, new bunk houses and offices. Furthermore, the two-week mill shutdown and three-week mine shutdown during the quarter was scheduled for completion of initiatives including the increase of screening capacities, replacement of the transformer and other electrical improvements.

QUARTERLY REVIEW 2014

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2014

PRINCIPAL FINANCIAL DATA
Revenues	29,468	38,951	34,215	29,562	132,196
Cost of sales[1]	28,649	30,246	27,900	25,103	111,898
Exploration and project evaluation	723	5	513	2,531	3,772
Administration	1,731	2,373	1,578	1,945	7,627
Loss (gain) on disposal of long term assets	(12)	13	250	388	639
Other revenues	(9)	(18)	(9)	(66)	(102)
Financial expenses[2]	27	28	28	28	111
Financial revenues[3]	(82)	(59)	(164)	(131)	(436)
Mining and income taxes (recovery)	344	1,687	(250)	(1,276)	505

Net earnings (loss)	(1,903)	4,676	4,369	1,040	8,182

Cash flows from operating activities	2,379	13,291	8,411	3,198	27,279
Investments in property, plant and equipment	5,920	4,851	7,829	4,452	23,052

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	(0.05)	0.10	0.09	0.02	0.18

Basic weighted average number of common
shares outstanding (thousands)	39,596	45,611	47,723	47,993	45,261

OUNCES OF GOLD SOLD
Island Gold Mine	10,259	11,536	11,231	9,052	42,078
Beaufor Mine	4,303	7,541	6,323	5,839	24,006
Monique Mine	4,250	5,622	6,843	6,775	23,490
W Zone Mine	1,600	3,091	238	-	4,929
Total	20,412	27,790	24,635	21,666	94,503

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,441	1,399	1,386	1,361	1,396
Exchange rate	1.1033	1.0905	1.0890	1.1356	1.1045[4]
Selling price (US$)	1,306	1,283	1,273	1,198	1,264
Cash cost (US$)
Island Gold Mine	849	776	829	1,151	889
Beaufor Mine	1,102	712	895	823	856
Monique Mine	1,262	1,036	692	516	824
W Zone Mine	1,764	485	546	-	899
Weighted average	1,060	779	804	864	866

Sustaining costs (US$)	215	185	182	387	238

AISC (US$)	1,275	964	986	1,251	1,104

Cash cost (CAN$)	1,169	849	876	981	956
Sustaining costs (CAN$)	237	202	198	439	263

AISC (CAN$)	1,406	1,051	1,074	1,420	1,219
1	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
2	Interest expenses and accretion expense of asset retirement obligations are included.
3	Interest income and foreign exchange gains and losses are included.
4	2014 average exchange rate.

ANNUAL REVIEW 2013 TO 2015

(in thousands of $, except per share, per ounce and ounces sold data)
(Years ended December 31)	2015	2014	2013
PRINCIPAL FINANCIAL DATA
Revenues	143,733	132,196	90,213
Cost of sales	118,334	111,898	85,832
Exploration and project evaluation	7,435	3,772	7,875
Administration	9,809	7,627	7,514
Loss (gain) on disposal of long term assets	(102)	639	105
Changes in asset retirement obligations at closed sites	814	-	-
Impairment loss on W Zone Mine	-	-	13,472
Other expenses & (revenues)	(437)	(102)	(154)
Financial expenses	82	111	1,263
Financial revenues	(787)	(436)	(526)
Mining and income taxes	1,797	505	7,994
Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Net loss from discontinued operation (net of taxes)	-	-	(1,098)
Net earnings (loss)	6,788	8,182	(34,260)
Cash flows from operating activities	42,364	27,279	3,456
Investments in property, plant and equipment	52,098	23,052	41,888
Cash, cash equivalents and shares of
publicly-traded companies	61,028	35,273	17,551
Working capital	47,340	34,837	13,952
Shareholders’ equity	153,602	107,957	86,353
KEY PER-SHARE DATA (CAN$)
Net earnings (loss) from continuing operations
Basic and diluted	0.12	0.18	(0.84)
Net earnings (loss)
Basic and diluted	0.12	0.18	(0.87)
Basic weighted average number of common
shares outstanding (thousands)	56,936	45,261	39,594
Shares outstanding (thousands)	58,340	48,276	39,596
OUNCES OF GOLD SOLD
Island Gold Mine	52,363	42,078	35,113
Beaufor Mine	26,875	24,006	23,028
Monique Mine	17,657	23,490	2,976
W Zone Mine	-	4,929	2,326
Total	96,895	94,503	63,443
PER PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,480	1,396	1,419
Exchange rate (annual average)	1.2787	1.1045	1.0299
Selling price (US$)	1,157	1,264	1,378
Cash cost (US$)
Island Gold Mine	808	889	1,092
Beaufor Mine	778	856	1,051
Monique Mine	612	824	1,230
W Zone Mine	-	899	1,373
Weighted average	764	866	1,095
Sustaining costs (US$)	310	238	428
AISC (US$)	1,074	1,104	1,523
NUMBER OF EMPLOYEES (at December 31)	435	373	442

CASH POSITION

As at December 31, 2015, Richmont had a cash balance of $61.0 million, a $25.7 million, or 73%, increase from the $35.3 million balance at December 31, 2014. The increased cash balance is due to the strong cash flow from operations of $42.4 million, after non-cash working capital adjustments, and net proceeds of $36.1 million from bought deal financing completed in the first quarter, offset by investments of $52.1 million in property, plant and equipment, largely spent on the ongoing development of the Island Gold Mine.

The Corporation’s cash balance of $35.3 million at December 31, 2014 was an increase from the $17.6 million balance at December 31, 2013, resulting from investments of $23.1 million in property, plant and equipment during the year, which were more than offset by $27.3 million of cash generated from operations and the $10.7 million of net proceeds from a bought deal financing completed in April 2014.

Working capital of $47.3 million as of December 31, 2015 was an increase of $12.5 million as compared to December 31, 2014. The increase is largely attributable to an increase of $25.7 million in cash and an increase of $2.0 million in receivables, partially offset by a decrease of $2.5 million in inventories, a decrease of $3.3 million exploration tax credits receivable, and an increase of $9.4 million in current liabilities.

As at December 31, 2014, Richmont had working capital of $34.8 million as compared with $14.0 million at December 31, 2013. The $20.8 million increase is largely attributable to a $17.7 million increase in the Corporation’s cash balance, a $4.7 million increase in inventories, a $2.0 million increase in income and mining taxes payable, and a $1.0 million increase in the current portion of long term debt related to the Island Gold Mine royalty payments, which are payable to a third party in January 2015.

CAPITAL RESOURCES

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

In 2015, the Corporation issued 438,740 common shares (630,120 in 2014 and 30,000 in 2013) following the exercise of stock options and received cash proceeds in the amount of $0.7 million ($1.1 in 2014 and $0.1 in 2013).

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares.

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. According to the terms of the Senior Secured Credit Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. These warrants vested immediately and an amount of $0.4 million was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs.

The Corporation had 58.3 million shares outstanding as of December 31, 2015.

Richmont Mines’ main investment allocations in 2016 will be at its Island Gold project, and the Corporation expects to fund these investments with existing cash and with cash flows from operations.

COMMITMENTS

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property,

  $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;

  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;

  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, made a payment of $1.0 million on January 3, 2015 and made an additional payment of $1.0 million on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $0.9 million for office space. Minimum rental payments amount to $0.3 million for 2016 and 2017 and $0.1 million for 2018 to 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $0.1 million.

The Corporation entered into six financial lease agreements for mobile equipment during the year ended December 31, 2015 (five financial lease agreements in 2014). These financial lease agreements have a carrying value of $6.1 million. At the end of these contracts, the Corporation benefits from an option of a lower purchase price.

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2015, the total amount that could be paid as Retention Awards under these agreements is $1.8 million. ($2.0 million as at December 31, 2014).

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1.0 million in 2014 and by $1.8 million in 2015 and must increase the financial guarantees by $1.2 million in 2016.

CONTRACTUAL OBLIGATIONS

(in million of $)		Payments due by period
Contractual obligations	2016	2017	2018	2019 and after	Total
Royalty payment payable	$1.0	-	-	-	$1.0
Finance lease obligations	$2.1	$2.5	$0.9	$0.6	$6.1
Contract payment holdbacks	-	$1.5	-	-	$1.5
Long-term share-based compensation	-	$1.2	-	-	$1.2
Closure allowance	-	-	$0.5	-	$0.5
Asset retirement obligations	$0.3	$1.0	$0.3	$8.3	$9.9

Operating leases	$0.3	$0.3	$0.1	$0.2	$0.9
Total	$3.7	$6.5	$1.8	$9.1	$21.1

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

CONTINGENCIES

The Corporation is involved in the following legal proceedings against the Corporation:

a)	The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)	The second dispute is related to an invoice that the Corporation is contesting as the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation has made a counter-claim for reimbursement of the amount spent on remedial work.

Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15.5 million. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2015, a contract holdback amount of $1.0 million remains unpaid by the Corporation related to this work.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the years 2015 and 2014. In 2013, the Corporation received professional services for a total consideration of $0.1 million from a law firm in which the Corporation’s former Corporate Secretary was a partner.

OFF-BALANCE-SHEET TRANSACTIONS

In 2015, 2014 and 2013, the Corporation was not involved in any off-balance-sheet transactions.

2016 GUIDANCE AND OUTLOOK

Gold market, exchange rates and 2016 Outlook:

Gold price has been very volatile during 2015 due to uncertainty in global growth and the timing of a US Federal Bank rate increase, creating more uncertainty among both, investors and gold producers. The gold price has fallen for the third consecutive year – down about 8% in 2015 alone. Following graph shows the gold price trend for last five years. Touching an average of US$1,572 per ounce in 2011, the precious metal prices have declined consistently since then.

Historical five years gold prices

Inflation and the U.S. dollar are two major forces behind gold’s prices. In 2015, they didn’t work in gold’s favor. The collapse of the price of oil has kept inflation in check, which worked against gold because of its role as a hedge against rising prices. The U.S. dollar was strong throughout the year, as the effects of an improving US economy impacted its currency — another blow for gold, which performs contrary to the greenback, as gold, which is priced in US dollars, becomes more expensive in other currencies. On December 16, 2015, the US Federal Reserve lifted the interest rates for the first time in nine years. Given current economic conditions, the Fed took a dovish approach by indicating a gradual increase in future rates. This had minimal impact on gold prices. With the uncertainty removed, the gold market is expected to return to focus on fundamentals in the industry characterized by declining supply and still robust physical demand.

The volatility in gold prices in 2015 makes it difficult to forecast 2016 prices with any kind of certainty. Analyst’s views have been divergent, with some forecasting the price to go below the psychological US$1,000 level, while others predicting prices to be around US$1,200 next year. The Management of Richmont believes it would be wiser to ignore all forecasts and focus on what we can control, like ensuring a sound business plan, keeping our balance sheet strong, monitoring costs, and building value for our shareholders.

A weak Canadian currency helped most Canadian mining operations to report lower US dollar costs. Using the weakened Canadian dollar to its benefit, Richmont has worked to maximize mining of development ore and capital investment at Island Gold Mine in 2015 and plans to continue to do this in 2016. This should allow the mine to maintain continuity in stoped ore to enable a stable lower cost per tonne in the future, thereby positioning itself for profitable growth from 2017.

With the completion a PEA at Richmont’s cornerstone Island Gold Mine, together with encouraging preliminary exploration results, the focus in 2016 shall remain on increasing the reserve and resource base laterally and at depth, and at the same time increasing mining and milling capacities. The Corporation will also continue to pursue its efforts to extend the mine life of Beaufor beyond its current life of less than two years.

2016 PRODUCTION AND CAPEX GUIDANCE1

Gold Production (Ounces)		Sustaining Capital Expenditures (in millions of $)
2016 – Forecasted	87,000 - 97,000	Fixed assets/equipment	$15.2
		Delineation drilling	$2.8
Cost / Ounce sold		Mine development	$4.4
		Sustaining exploration	$1.7
Cash Cost	$930 - $1,000	Total sustaining Capex	$24.1
Sustaining Capex	$250 - $280
Corporate G&A	$95 - $110	Project & Exploration Costs(in millions of $)
AISC[2]	$1,275 - $1,390
		Exploration – Quebec total	$1.1
		Exploration – Island Gold	$7.3[3]
		Fixed assets/equipment – accelerated development	$9.8
Cash cost (US$)	$680 - $730	Acc. mine development – Island Gold	$31.0
AISC[2] (US$)	$935 - $1,015	Acc. delineation drilling – Island Gold	$2.6
		Total project & exploration costs	$51.8
[1]	In Canadian dollars, unless otherwise noted. Assuming an exchange rate of CAN$1.00 = US$0.7333 (US$1.00 = CAN$1.364).
[2]	All in sustaining costs, a non-GAAP measure. For further information, please refer to section “Non-GAAP financial performance measures” on page 10 of this MD&A.
[3]	Includes cost of the exploration drift, and some exploration drilling.

Production

  Annual production at Island Gold is expected to increase over 2015 driven by increased underground productivity that is expected to average approximately 800 tonnes per day in 2016. Increased gold production from Island Gold is expected to fully offset the production decrease related to the closure of Monique mine in 2015.

  Increased production and enhanced operational efficiencies are expected to drive a decrease in cash costs and AISC over the prior year.

  Island Gold will continue to target a mining ratio of approximately 60% of tonnes from stoping ore and 40% from development ore, as was done in 2015. As a result, unit mining costs will remain at elevated levels during the year, but are expected to decline significantly beginning 2017, as the stoping versus development ore ratio is expected to substantially decrease.

  Annual production at Beaufor Mine is expected to be consistent with prior year production with cash costs and AISC expected to be in-line with the prior year.

Capital

  Project capital in 2016 will continue to focus on unlocking the potential of the Island Gold Mine and is primarily allocated to accelerated mine development as well as related infrastructure upgrades and equipment purchases as described in the PEA.

  Approximately 2,500 metres of ore development and 5,300 metres of waste development is expected to be completed during the year. It is expected that by the end of 2016 the main ramp will reach a vertical depth of 860 metres and the east ramp will reach a vertical depth of 655 metres. Given the significant near-mine exploration potential identified directly to the east of the main deposit area considered in the PEA, the Corporation will review the optimal location of the dual ramp system as described in the PEA, in order to accommodate any additional resources located outside the scope of the PEA.

  The capital program for 2016 includes discretionary capital investment of approximately $10 million (US$7.3 million), with allocation of these funds contingent upon the prevailing gold price sustainably exceeding $1,500 per ounce (US$1,100 per ounce).

  Delineation drilling in 2016 will target the conversion of the remaining resources located within the scope of the PEA deposit area.

  Sustaining capital investment requirements for Quebec divisions are expected to be in-line with 2015 and include approximately 625 metres of ramp development and 100 metres of vertical development at Beaufor Mine.

  During the year, the 24,500 metre drilling program will focus drilling on the Q Zone extension and in the upper mine that will target new resources and potential mine life extension at the Beaufor Mine.

Exploration

  During 2016, the Corporation will complete the drilling programs at Island Gold that were announced in September 2015. All drilling efforts related to this program are expected to be completed at the end of April 2016, at which time the Corporation will review all drilling results and, based on that review, will subsequently provide an update on any additional drilling programs that may be planned for the second half of 2016.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2015, 2014 and 2013, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash and receivables (except taxes receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), royalty payments payable, finance lease obligations, contract payment holdbacks and the closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Mineral reserves

The main parameters used to determine the mineral reserves of Island Gold Mine, Beaufor Mine and Monique Mine (2014 and 2013) are the following:

	2015	2014	2013
Gold (US$/ounce)	1,080	1,200	1,225
Exchange rate (US$/CAN$)	1.204	1.083	1.060
Gold (CAN$/ounce)	1,300	1,300	1,300

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and a portion of measured and indicated resources.

The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of an impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In 2015, no impairment test were required, because there was no indication that an impairment loss could exist. In 2014, the assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2015, CAN$1,370 per ounce of gold in 2016 and CAN$1,374 per ounce of gold in 2017 and after. These prices were used in order to estimate future revenues and are based on an average of recent prices.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs

The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses

Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the IASB published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16 which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all lease with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16: changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Company has yet to assess the impact of this new standard on its consolidated financial statements.

GENERAL ANNUAL INFORMATION

Human Resources

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 435 workers and 393 contractors at December 31, 2015, versus 373 workers and 212 contractors at December 31, 2014. At December 31, 2013, the Corporation employed 442 workers and 125 contractors.

Work health and safety is a priority for Richmont Mines. There is a very active Technical and Corporate Responsibility committee at all of our operations, and Richmont Mines has a good record of health and safety in the workplace. The year over year decline in the combined incident frequency rate (4.7 in 2015 compared to 7.3 in 2014 and 8.8 in 2013) is indicative of the Management’s emphasis on promoting a positive health and safety culture across the organization.

Further, the Island Gold Mine attained five years without a lost-time accident, and the Beaufor Mine and the Camflo Mill reached two years without a lost-time accident.

Environment

Respect for the environment is one of Richmont’s main focuses. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Corporation provides for the adequate closure of its operating sites once reserves are depleted. At the end of 2015, Richmont Mines had guaranteed the restoration of its mining sites through letters of credit, in the amount of $5.4 million, $0.1 million in restricted deposits with the Quebec government and $0.7 million in restricted deposits with the Ontario government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Corporation’s disclosure controls and procedures, as at December 31, 2015, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2015, using the framework and criteria established in “2013 Internal Control – Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2015.

RISK FACTORS

The Corporation is subject to various business, financial and operational risks that could materially adversely affect the Corporation’s future business, operations and financial condition. The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluations of the proven and probable reserves at its current mines were based on a market price of gold of $1,300 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2015	2014	2013	2012	2011
High price	1,296	1,385	1,694	1,792	1,895
Low price	1,049	1,142	1,192	1,540	1,319
Average price	1,160	1,266	1,411	1,669	1,572

On February 18, 2016, the London P.M. Fix was US$1,210 per ounce of gold.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2010 to January 1, 2016, the Noon Buying Rate fluctuated from a high of CAN$1.3990 per US$1.00 to a low of CAN$0.9449 per US$1.00. On February 18, 2016, the U.S. dollar/Canadian exchange rate was CAN$1.3721 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Aboriginal rights and duty to consult

The Corporation operates and does exploration on properties, which are subject to Aboriginal rights or titles. The Corporation, under its Corporate Social Responsibility program], and local laws and regulations, is committed to consult with the First Nations group about any impact of its activities on such rights, titles or claims, which may cause delays in making decisions or project startups. Further, there is no assurance of favourable outcomes of these consultations. The Corporation may have to face adverse consequences such as significant expenses on account of lawsuits and loss of reputation.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill collective agreement that expired on December 31, 2015 is currently being negociated with the Union.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptable premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.

Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty in 2015. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives. Also, any failure of any partner to meet its obligations to the Corporation or other third parties, or any disputes with respect to third parties' respective rights and obligations, could have a negative impact on the Corporation.

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

IT System Security risks

The Corporation may be exposed to pilferage of private and sensitive data to deliberate cyber attacks or inadvertent loss of media, such as loss of laptops, phones etc. in public places. Furthermore, unauthorized access to confidential information would have a negative effect on the Corporation's reputation, business, prospects, results of operations and financial condition. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Corporation may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks.

Regulation 43-101

The Mineral Reserve and Resource estimations as of December 31, 2015 and December 31, 2014 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

A 43-101 technical report is being completed for the Island Gold Mine as of December 31, 2015, and will be filed on SEDAR before the end of March, 2016.

A 43-101 technical report is being completed for the Beaufor Mine as of December 31, 2015, and will be filed on SEDAR before the end of March, 2016.

A 43-101 technical report and Preliminary Economic Assessment for the Island Gold Lower Zones was completed as of October 8, 2015, and was filed on SEDAR on December 11, 2015.

A 43-101 technical report was completed for the Island Gold Mine as of December 31, 2013, and was filed on SEDAR on March 31, 2014.

The Reserve and Resource estimations of Beaufor and Island Gold mines were prepared using a gold price of US$1,080 (CAN$1,300) per ounce for 2015 and US$1,200 (CAN$1,300) per ounce for 2014.

The Reserve and Resource estimate of the Monique Mine was established as of December 31, 2013 using a gold price of US$1,225 (CAN$$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The Resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The Resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 19, 2016. The Corporation regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
	2015	2014
Weighted average outstanding	56,936,058	45,260,736
Issued and outstanding (December 31)	58,339,963	48,276,233
Diluted (December 31)	57,697,118	52,987,073
Closing price on December 31 (TSX)	$4.44	$3.69

Toronto Stock Exchange (TSX) (CAN$)
2015	Share Volume	High	Low	Close
First quarter	12,158,939	$4.55	$3.51	$4.05
Second Quarter	4,126,744	$4.13	$3.54	$3.98
Third quarter	5,113,986	$4.23	$3.14	$3.73
Fourth quarter	4,734,621	$4.50	$3.56	$4.44
Annual summary	26,134,290	$4.55	$3.14	$4.44

New York Stock Exchange Market (NYSE Market) (US$)
2015	Share Volume	High	Low	Close
First quarter	18,841,449	$3.68	$2.78	$3.20
Second Quarter	7,366,041	$3.44	$2.96	$3.17
Third quarter	8,980,576	$3.26	$2.27	$2.76
Fourth quarter	8,074,382	$3.29	$2.67	$3.21
Annual summary	43,262,448	$3.68	$2.27	$3.21